UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SELECT COMFORT PROFIT SHARING
AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SELECT COMFORT CORPORATION
9800 59th Avenue North
Minneapolis, Minnesota 55442

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015

Signature

Exhibit:

23.1 – Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and for the year ended December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the
Select Comfort Profit Sharing and 401(k) Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits of the Plan for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Select Comfort Profit Sharing and 401(k) Plan financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplementary information required by Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under the ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 27, 2016

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014

	2015	2014
Assets
Cash	$57,217	$74,094

Participant-directed investments at fair value:
Mutual funds	67,312,171	61,686,163
Select Comfort Corporation common stock	8,878,214	12,441,963
Self-directed brokerage account	650,988	597,279
Total participant-directed investments at fair value	76,841,373	74,725,405
Participant-directed investments at contract value:
Guaranteed investment contract	10,018,521	9,091,161
Total participant-directed investments	86,859,894	83,816,566

Receivables:
Notes receivable – participants	2,939,452	2,774,020
Company contributions	1,128,488	1,141,849
Participant contributions	303,188	253,966
Total receivables	4,371,128	4,169,835
Total assets	91,288,239	88,060,495

Liabilities
Accrued liabilities	26,993	39,482
Total liabilities	26,993	39,482
Net assets available for benefits	$91,261,246	$88,021,013

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

2015
Additions to net assets attributed to:
Investment income (loss):
Dividends, interest and capital gain	$3,180,997
Net realized/unrealized depreciation in fair value of investments	(6,135,180)
Total investment loss	(2,954,183)

Interest income on notes receivable - participants	120,363

Contributions:
Participant	8,726,265
Company	4,588,875
Rollovers	858,641
Total contributions	14,173,781
Total additions	11,339,961

Deductions from net assets attributed to:
Benefits paid to participants	7,646,936
Plan expenses	452,792
Total deductions	8,099,728
Increase in net assets available for benefits	3,240,233
Net assets available for benefits - beginning of year	88,021,013
Net assets available for benefits - end of year	$91,261,246

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

(1)	DESCRIPTION OF THE PLAN

The following brief description of the Select Comfort (Company, Plan Sponsor or Plan Administrator) Profit Sharing and 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following, or coinciding with, 30 days of employment provided the employee is age 21 or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The inception date of the Plan was January 1, 1994.

Custodian and Recordkeeper – The Plan assets are in the custody of The Charles Schwab Bank (Trustee, Custodian or Schwab). The recordkeeper is Milliman, Inc. (Recordkeeper).

Contributions – Each year, participants may contribute a percentage of eligible earnings, as defined by the Plan. Participants can contribute up to 50% of eligible earnings, on a pre-tax and/or after-tax Roth basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Company contributions are determined at the discretion of the Company’s Board of Directors. Company discretionary contributions for 2015, net of forfeitures, were $4,588,875.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contributions to their accounts plus actual earnings thereon is based on years of service (at least 1,000 hours of service in each year of service). Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die or become disabled.

Forfeitures – Forfeited non-vested accounts are used to either reduce Company contributions or to pay administrative expenses. The balance of forfeited non-vested accounts as of December 31, 2015 and December 31, 2014 was $55,738 and $0, respectively. Forfeitures of non-vested amounts were used to pay administrative expenses of $83,039 in 2015. In addition, $55,042 of forfeitures of non-vested amounts were used to reduce the Company’s 2015 contributions.

Notes Receivable – Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest at the prime rate plus one percentage point (ranging from 4.25% to 6.50% as of both December 31, 2015 and December 31, 2014). Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Notes receivable – participants are valued at their outstanding balances.

Investment Options – Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any of the investment funds, Company common stock or a self-directed brokerage account. Participants may modify their investment options daily.

Payment of Benefits – On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant may receive a lump-sum, installment or non-periodic payment amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants can elect to rollover their account balance into a different tax-qualified retirement plan or individual account upon separation from the Company. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $255 and $4,601 as of December 31, 2015 and December 31, 2014, respectively.

Administrative Expenses – The Plan allows for recordkeeping fees, legal fees, audit fees, trustee’s fees and other reasonable costs of administering the Plan to be paid out of Plan assets.

(2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation and Income Recognition – The Plan’s investments, except the guaranteed investment contract, are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for the disclosure of the Plan’s fair value measurements. The guaranteed investment contact is valued at contract value. See Note 5, Guaranteed Investment Contract, for additional information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, a guaranteed investment contract or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Market Risk – As of December 31, 2015 and 2014, approximately 10% and 14%, respectively, of the Plan’s net assets available for benefits were invested in the common stock of the Company. The Plan purchased $2.6 million and sold $3.9 million of the Company's common stock during 2015. At December 31, 2015 and December 31, 2014, the Plan held 414,676 shares and 460,302 shares, respectively, of the Company's common stock. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

At December 31, 2015 and December 31, 2014, the Plan also had $37.4 million and $32.8 million, respectively, invested in other funds that individually represented 10% or more of the Plan's net assets available for benefits. The aggregate of these funds represented 42% and 38% of the Plan's net assets available for benefits at December 31, 2015 and December 31, 2014, respectively.

New Accounting Pronouncements - In July 2015, the FASB issued new guidance which removes the requirement to record fully benefit-responsive investment contracts at fair value and designates contract value as the only required measure for these investments. This guidance also removes the requirement to disclose: (a) individual investments that represent five percent or more of net assets available for benefits; and (b) the net appreciation or depreciation for investments by general type; however,

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

the net appreciation or depreciation in investments is still required to be presented in aggregate. The guidance is effective for Plan years beginning after December 15, 2015 with early adoption permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. Management has chosen to early adopt the applicable provisions of this guidance. The adoption of this guidance did not have a material impact on the Plan’s financial statements. Certain disclosures were modified for fully benefit-responsive investment contracts and certain disclosures related to the Plan’s investments were eliminated.

Subsequent Events – Events that have occurred subsequent to December 31, 2015 have been evaluated through the date these financial statements were issued. There have been no subsequent events that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2015.

(3)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)	FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 23, 2014 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

(5)	GUARANTEED INVESTMENT CONTRACT

The Standard Stable Asset Fund II (Fund) is a group annuity contract that offers a full guarantee on principal and interest by the Standard Insurance Company (Issuer). The contracts are fully benefit responsive.

The Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a.
The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b.	The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans or transfers to other funds within the Plan.

d.
An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Investment contracts held in the Fund are recorded at their contract value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Certain events may limit the ability of the Plan to transact at contract value. Such events include termination of the contract, spin-offs, divestitures, layoffs, corporate relocation, partial or total plan termination, retirement incentive programs, and the liberalization of plan withdrawal or transfer rules. Upon occurrence of any of these events, a market value adjustment or withdrawal restrictions may apply. The Plan Sponsor may choose to pay the market value adjustment directly, if applicable, so that participants’ contract values are not affected.

The Issuer may terminate the contract with 30 days advance written notice to the contract owner for reasonable cause, including the contract owner’s failure to abide by state or federal law, failure to render performance necessary to comply with the terms of the contract, layoffs, plan disqualification or failure to adopt the Plan in a reasonable period of time. Upon termination by the Issuer, a market value adjustment or withdrawal restrictions may apply. The Plan Sponsor may choose to pay the market value adjustment directly, if applicable, so that participants’ contract values are not affected.

The Plan Sponsor was not aware of any events that would have limited the Plan to transact at contract value as of December 31, 2015 and through the date of this filing.

(6)	FAIR VALUE MEASUREMENTS

The FASB’s guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 – observable inputs such as quoted prices in active markets;

•	Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, including:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets in nonactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability;

◦	Inputs that are derived principally from or corroborated by other observable market data; and

•	Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used as of December 31, 2015 compared with the prior year.

Mutual Funds – The fair value of mutual funds are determined by net asset value (NAV) of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

Select Comfort Corporation Common Stock – Select Comfort Corporation common stock is valued at the quoted market price on the last trading day of the Plan year.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

The valuation methods described could result in fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

The following tables present, by level in the fair value hierarchy, the Plan’s investments at fair value:

December 31, 2015	Level 1	Level 2	Level 3	Total

Select Comfort Corporation common stock	$8,878,214	$—	$—	$8,878,214

Mutual funds	67,312,171	—	—	67,312,171

Self-directed brokerage account	650,988	—	—	650,988

Total participant-directed investments at fair value	$76,841,373	$—	$—	$76,841,373

December 31, 2014	Level 1	Level 2	Level 3	Total

Select Comfort Corporation common stock	$12,441,963	$—	$—	$12,441,963

Mutual funds	61,686,163	—	—	61,686,163

Self-directed brokerage account	597,279	—	—	597,279

Total participant-directed investments at fair value	$74,725,405	$—	$—	$74,725,405

(7) PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to, or used by, a related party are prohibited under ERISA unless a specific exemption applies. Schwab, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invested in certain investments issued by Schwab and in common stock of the Company. Notes receivable from participants are also considered party-in-interest transactions. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	American Funds	American Funds In Fund of Amer R6	**	$10,288,817
	American Funds	American Funds AMCAP R6	**	17,137,249
	Standard Insurance Company	Standard Stable Asset Fund II	**	10,018,521
	American Funds	American Funds American Mutual R6	**	8,416,903
	Massachusetts Financial Services Co	MFS Instl International Equity	**	7,597,998
	The Vanguard Group, Inc.	Vanguard Small Cap Value Index Admiral	**	5,191,266
	The Vanguard Group, Inc.	Vanguard Small Cap Growth Index Admiral	**	5,360,967
	Metropolitan West Funds	Metropolitan West Total Return Bond I	**	4,608,584
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth	**	4,084,738
	The Vanguard Group, Inc.	Vanguard 500 Index	**	3,313,922
	The Vanguard Group, Inc.	Vanguard Selected Value Inv	**	554,006
	Franklin Templeton Investments	Templeton Global Bond Adv	**	402,871
	Dimensional Fund Advisors	DFA Emerging Markets I	**	354,850
*	Charles Schwab	Self-Directed Brokerage Account	**	650,988
*	Select Comfort Corporation	Common stock	**	8,878,214
*	Notes receivable – participants	Participant loans secured by participant–vested balance with interest rates of 4.25% to 6.50% and maturing in 2016 to 2030	$0	2,939,452
		Total		$89,799,346

*	Party-in-Interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

This schedule has been prepared based on information certified as complete and accurate by The Charles Schwab Bank, Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
(Name of Plan)
Date:	June 27, 2016
		By:	/s/ David R. Fern
David R. Fern
Sr. Director, Total Rewards Plan Administrator